UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K	[	] Form 20-F	[	] Form 11-K	[	] Form 10-Q	[	] Form 10-D
[	] Form N-SAR [	] Form N-CSR

For Period Ended December 31, 2005

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10SA-Q
[	] Transition Report on Form N-R
For the Transition Period Ended: --------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant:	Financial Industries Corporation

Address of Principal

Executive Office:	6500 River Place Blvd., Building I
Austin, Texas 78730

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Background. As described in this report, the Company is unable to timely file its report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) within the prescribed period without unreasonable or undue effort, expense or burden. As described in more detail below, the primary reasons for the inability of the Company to timely file its 2005 Form 10-K have been (1) the continuing effects of the work required in connection with the restatement of financial statements included in the 2003 Form 10-K (the “Restatement”); (2) delays associated with a change in independent registered public accounting firm and actuarial consulting firm; (3) the Company’s work on its statutory financial statements for its insurance subsidiaries; (4) the Company’s work on the other delinquent SEC reports; and (5) the enhanced requirements of the Sarbanes-Oxley Act.

The Company has previously reported that it was unable to complete the filing of its Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004 (the “2004 Forms 10-Q”), its Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”), and its Form 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005 (the “2005 Forms 10-Q”), on a timely basis (all of such reports, together with the 2005 Form 10-K, referred to herein as the “Delinquent SEC Reports”).

Prior Restatement. The Company’s Form 10-K for the year ended December 31, 2003 (the “2003 Form 10-K”), which was originally due in March 2004, was filed with the SEC on July 29, 2005. The delay in filing this report was attributable to the work relating to the Restatement, which required the commitment of substantial company resources. During this process, the management and accounting staff was engaged in the arduous process of examining and correcting the financial accounts of the Company covering multiple years. This work required review of large volumes of accounting data and entries, as well as extensive analysis of complex financial transactions and the records of those transactions.

New Auditors and Actuary. Following the filing of the 2003 Form 10-K, the Company (1) engaged Deloitte & Touche LLP (“Deloitte”) as its new independent auditor and (2) engaged Allen Bailey & Associates, Inc. (“AB&A”) as its new actuarial consulting firm. Both Deloitte and AB&A have also been engaged to work on the statutory financial statements for the Company’s insurance company subsidiaries, beginning with 2004, as well as the financial statements to be included in the Delinquent SEC Reports. However, AB&A became involved with the 2004 statutory financial statements late in the process, and the Company’s previous actuarial consulting firm provided the 2004 statutory related actuarial opinions. This change in auditors and actuaries, the first by the Company in many years, required additional work by both internal and external accounting and actuarial personnel and has added to the time required for review and audit of the Company’s financial statements. This in turn has contributed to the delay in filing the Delinquent SEC Reports.

Statutory Financial Statements. The Company’s ability to complete its Delinquent SEC Reports has also been adversely affected by the ongoing requirement to dedicate resources to the completion of the statutory financial statements for the Company’s insurance subsidiaries. These statutory financial statements are required for the subsidiaries to conduct their business; as a result, a primary focus of the Company’s accounting group has for much of the last two years, been on the completion of these statutory financial statements, thereby slowing efforts to become current on the Delinquent SEC Reports. Under applicable state insurance regulations, the 2004 audited statutory statements were required to be filed by June 30, 2005, with the Texas Department of Insurance (the state of domicile of the insurance company subsidiaries) and by June 1, 2005 in other jurisdictions. On February 17, 2006, the Company completed the filing of the 2004 audited statutory financial statements of Family Life Insurance Company (“Family Life”), and its expects that it will complete the filing for Investors Life Insurance Company of North America (“Investors Life”) within the next several weeks. With respect to the 2005 unaudited statutory financial statements of the life insurance subsidiaries, Family Life filed its statements on February 28, 2006, and Investors Life filed its statements on the March 1, 2006 due date.

There is substantial overlap between the work needed on the statutory financial statements and the GAAP financial statements to be included in the Delinquent SEC Reports. The Company’s work on these statutory financials has therefore been interdependent with much of its work on the Delinquent SEC Reports, and the progress made on the statutory financials is a substantial component for the Company in ultimately satisfying the requirements related to its Delinquent SEC Reports.

In the course of its work on the insurance company subsidiaries’ 2004 statutory financial statements and through the audit process on these financial statements, the Company has identified approximately $3 million in adjustments relating to 2003 and other prior periods. These adjustments, which relate to policy reserves and other items, would result in a decrease in statutory capital and surplus. The Company is currently analyzing the possible impact of these adjustments on the financial statements included in the 2003 Form 10-K.

Other Delinquent SEC Reports. The Company has been working to prepare its consolidated financial statements to be included in its 2004 Forms 10-Q and 2004 Form 10-K. That work has adversely affected the ability of the Company to complete work on its consolidated financial statements for the year ended December 31, 2005. The Company expects that the next of its Delinquent SEC Reports to be filed will be the 2004 Form 10-K and 2004 Forms 10-Q, substantially at the same time. The Company does not expect such filings are likely to occur before late May 2006 and there can be no assurance that the filings will occur by such date. The completion of the Delinquent SEC Reports for 2005 will require completion of the corresponding Delinquent SEC Reports for 2004.

Sarbanes-Oxley Requirements. The Company’s inability to complete the work on its Delinquent SEC Reports is also attributable in part to the extensive workload associated with the requirements related to the Sarbanes-Oxley Act, including Section 404 thereof. In its 2004 and 2005 Forms 10-K, the Company will be required to assess the effectiveness of its internal control over financial reporting as of December 31, 2004 and December 31, 2005, respectively. The Company is in the process of completing the design, documentation and testing of its internal controls. In its 2003 Form 10-K, the Company disclosed that, in the course of completing its financial statements as of and for the year ended December 31, 2003, management identified a significant number of material weaknesses in internal controls in several key areas that had resulted in material misstatement of financial results. In Item 9A of that filing, the Company described the remediation efforts regarding such material weaknesses. The Company has continued to work on such remediation efforts in connection with the preparation of its consolidated financial statements to be included in its 2004 Forms 10-Q and its 2004 Form 10-K. However, there is no assurance that such remediation efforts will be fully implemented prior to the filing of any of the Delinquent SEC Reports, including the 2004 and 2005 Forms 10-K. The Company anticipates that, when it files its 2004 and 2005 Forms 10-K, the report required by Item 308 of SEC Regulation S-K will include management’s assessment that material internal control weaknesses over financial reporting existed as of December 31, 2004 and December 31, 2005, respectively.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vincent L. Kasch, Chief Financial Officer. 512-404-5100.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [] Yes ☒ No

As described in Part III, above, the Company has not yet filed its Forms 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, its Form 10-K for the year ended December 31, 2004, and its Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change in Results of Operations

As described in Part III, above, the Company has not yet filed its Form 10-K. As a result, the Company is not in a position to provide either a reasonable estimate of the results for the year ended December 31, 2005, or a comparison of the results for the year ended December 31, 2005 with the results for the year ended December 31, 2004.

As provided by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Financial Industries Corporation cautions that the statements in this Form 12b-25, including but not limited to, statements found in Part III- “Narrative” and this Part IV- “Other Information” relating to timing of filings, future filings, internal controls assessment, remediation and other matters that are not historical factual information are forward-looking statements that represent management’s belief and assumptions based on currently available information. The information contained in this report relating to trends in the Company’s operations and financial results and the contingencies and uncertainties to which the Company may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” and other similar expressions constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning the financial results, economic conditions and are subject to known and unknown risks, uncertainties and other factors contemplated by the forward-looking statements. Such factors include, among other things: (1) timing and results of reviews, audits and assessments; (2) general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect the ability of the Company to sell its products, the market value of the Company’s investments and the lapse rate and profitability of policies; (3) the Company’s ability to achieve anticipated levels of operational efficiencies and cost-saving initiatives; (4) customer response to new products, distribution channels and marketing initiatives; (5) mortality, morbidity and other factors which may affect the profitability of the Company’s insurance products; (6) our ability to develop and maintain effective risk management policies and procedures and to maintain adequate reserves for future policy benefits and claims; (7) changes in the Federal income tax laws and regulations which may affect the relative tax advantages of some of the Company’s products; (8) increasing competition in the sale of insurance and annuities; (9) regulatory changes or actions, including those relating to regulation of insurance products and insurance companies; (10) ratings assigned to the Company’s insurance subsidiaries by independent rating organizations such as A.M. Best, which the Company believes are particularly important to the sale of accumulation products; (11) the performance of our investment portfolios; (12) the effect of changes in standards of accounting; (13) the effects and results of litigation; and (14) other factors discussed in the Company’s other filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Investors should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and the Company undertakes no obligation to publicly update or revise any forward-looking statements. There can be no assurance that other factors not currently anticipated by management will not also materially and adversely affect the Company.

Financial Industries Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By:	/s/ Vincent L. Kasch
Chief Financial Officer